June 29, 2005


VIA FACSIMILE (202) 772-9217 and EDGAR

Office of the Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Jim B. Rosenberg
         Senior Assistant Chief Accountant

Re:      Enzo Biochem, Inc.
         Form 10-K for the fiscal year ended July 31, 2004
         Filed October 14, 2004
         File No. 001-09974

Dear Mr. Rosenberg:

         Enzo Biochem, Inc. ("Enzo") respectfully requests an extension until July 11, 2005 to respond to the Commission's comments contained in that certain letter addressed to Barry W. Weiner, President of Enzo, dated June 16, 2005, from Jim B. Rosenberg, Senior Assistant Chief Accountant.

         As a result of timing issues relating to previously arranged vacations scheduled amongst Enzo and certain of its advisors, Enzo requests this extension in order that it may adequately respond to the comments.

         We thank you for your consideration.

                                                     Very truly yours,



                                                     /s/ BARRY WEINER
                                                     ----------------


cc:      Mr. Anthony Masharelli
         Ms. Tabatha Akins
         Mr. Oscar Young
         Mr. Herbert Bass